Exhibit 23.2

Consent of Independent Auditors

We consent to the use of our report dated May 11, 2012, with respect to the Statement of Revenues and Direct Operating Expenses of Merit Energy Company’s Oil and Gas Properties purchased by PDC Energy, Inc. (f/k/a Petroleum Development Corporation) on May 11, 2012 (the Properties) for the year ended December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated May 11, 2012 contains an explanatory paragraph that states the Statement of Revenues and Direct Operating Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of the Properties.

/s/ KPMG LLP

Dallas, Texas

November 19, 2012